SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2022

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer

INVESTOR DAY

ambev 2022

São Paulo, Brazil | Broadcast & Present Event | April 12th & 13th

This presentation was prepared by Ambev S.A. ("Ambev" or "Company") for the exclusive use in Investor's Day 2022 event. This presentation was prepared for informational purposes only and should not be considered as a solicitation or offer to buy or sell any securities of the Company, or as advice or recommendation of any nature. This presentation is not intended to be comprehensive, or to contain all the information that Ambev's shareholders might need. No decisions on investment, disposal or any other financial decisions or actions shall be made solely on the basis of the information contained herein. Statements contained in this presentation may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this presentation that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


160872
CHINADAILY
Brazilian internet companies seek funds from China

Leonardo Almeida

Marketplace Director

3 years at Ambev

Founder of Menu.com

FROM SELL IN TO SELL OUT





BDR VISIT
7 min (week)



BDR VISIT
7 min (week)
+
BEES SESSION
24 min (week)



BROADER PORTFOLIO
FOR OUR COSTUMERS



BEES MKTPLACE




Chegaram os produtos
PERNOD RICARD
PEÇA AGORA

HOW CAN WE GENERATE MORE VALUE TO OUR COSTUMERS?


Practices price cotation with more than 70 suppliers
Buys from 17 suppliers per month
Deals with a very complex assortment
Regularly visits C&C to buy their products

Source: ESPM

ALL OF THIS IS POSSIBLE!


CERVEJARIA
ambev
Trident
HALLS

TOTAL ADDRESSABLE MARKET

FOOD & BEVERAGE TOTAL MARKET OPPORTUNITY IS HUGE

MARKET WITH **1.8 MILLION** POCS


*BR RETAIL, BARS, TRAD, ETC.
**EXCLUDING MODERN TRADE
106
252
348
R$ 706 (bi)
BEER + NAB
SYNERGY CATEGORIES AND SAME POCS
NO SYNERGY CATEGORIES AND OTHER POCS
TOTAL



Source: Euromonitor; Nielsen; Serasa

MARKET OPPORTUNITY



UNDERSERVED CLIENTS

Weak relationship
Low bargaining power

Ineffective purchase process
Too many suppliers

Lack of management tools
Difficulty managing inventory

Poor service level
Long delivery time and delays

FRAGMENTED MARKET


Grocery wholesale revenue
(R$B, last year available)
1st
24bi
2nd
9bi
3rd
8bi
4th
6bi
5th
5bi
6th
3bi
7th
2bi
~7%
Market share among top 5 players

Source: Euromonitor; Nielsen; Serasa

MARKETPLACE EXPANSION

2020

DDC
CAXIAS

DDC
SÃO CRISTOVÃO

2022

MORE THAN 200
OPERATIONS



25 SKUS

> 300 SKUS

MARKETPLACE

RESULTS UPDATE



- 95 DDC'S
- 110 3PD'S
- 24 STATES + DF

R$ 29
CAC


CUSTOMERS
98.221
371.175
18% CAGR (month)
Apr/21
May/21
jun/21
jul/21
Aug/21
Sep/21
Oct/21
nov/21
Dec/21


GMV ('000 R$)
16.751
82.310
22% CAGR (month)
Apr/21
May/21
jun/21
jul/21
Aug/21
Sep/21
Oct/21
nov/21
Dec/21


MARKETING INVEST. (R$ MM)
0,1
2,1
jun/21
jul/21
ago/21
set/21
out/21
nov/21
dez/21

BEES MARKETPLACE OPERATIONAL MODELS

1P

Industry → Abv Hub → Abv DDC

Pernod Ricard | Kellogg's | HEINZ

HIGH SYNERGY WITH LOGISTICS

3P

Industry → Seller → POC

brf

ASSET LIGHT MODEL



TRADE MATERIAL
SPIRITS
HARD LIQUOR
WINE
SNACKS
NAB
FOODS
DAIRY

MARKETPLACE ASSORTMENT



272
83
70
64
55
51
32
23
21
17
Total = 706
100%
80
60
40
20
0
Eggs
Starchy Roots
Fish and Seafood
Vegetables
Fruits
Meat
Processed fruits
Processed meat
Baked Goods - branded
Rice, Pasta and Noodles
Baked Goods - artisanal
Butter and Spreads
Other Dairy
Yoghurt and Sour Milk Products
Cheese
Drinking Milk Products
Savoury Snacks
Ice Cream and Frozen Desserts
Sweet Biscuits & Snack Bars
Confectionery
Juice
Bottled Water
Carbonates
Beer
Sweet Spreads
Ready Meals
Edible Oils
Sauces & Dressings
Other
Hot Drinks
Coffee
Bleach
Dishwashing
Surface Care
Laundry Care
Diapers
Toilet Paper
Wine
Fresh foods
Staple foods
Dairy & alternativ.
Snacks
Soft drinks
Beer
Ingred / Meals
Hot drinks
Wine
Home care
Cider/Perry
RTDs
Spirits
Hygiene

FIRST PART SUPPLIERS

▪ RELATIONSHIP FRAME



PLATINUM PARTNERS
GOLD TIER +
BEES PARTNER ADVISORY BOARD
OUTBOUND CXC SCRIPT
BDR ALGO TASKING
B2O CAMPAIGN
GOLD PARTNERS
SILVER TIER +
BEES PARTNER GOLD
DIGITAL ADVERTISING GOLD
TRADE EXECUTION & ACTIVATION
MI NEGOCIO CONTEST
SILVER PARTNERS
MARKETPLACE INCLUSION
BEES PARTNER SILVER
REWARDS INCLUSION
DIGITAL ADVERTISING SILVER
CLUB B BLACK INCLUSION
QUARTERLY BUSINESS REVIEW

NEGATIVE WORKING CAPITAL

HIGH SYNERGY WITH SMALL INVESTMENT NEEDS


-45
+25
+6
-14
PAYABLES
INVENTORY
RECEIVABLES
CASHFLOW (DAYS)

*EXAMPLE OF MARKET PRACTICE, ALIGNED WITH OUR EXECUTION.

RACKS, FLOW RACKS, BENCHS, SHELVES, GRIDS ETC.



*IF THE MARKETPLACE WERE INDEPENDENT FROM AMBEV, WE WOULD NEED MORE THAN 10 CASH&CARY STORES TO SERVE THE CURRENT DEMAND.